UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 7, 2016, SL Industries, Inc. (“SLI”) and Handy & Harman Ltd., a Delaware corporation (“H&H”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 6, 2016, among H&H, Handy & Harman Group, Ltd, a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Merger Sub”).  Pursuant to the Merger Agreement and subject to its terms, (a) Parent and AcquisitionCo will cause Merger Sub to make a cash tender offer (the “Offer”) to purchase any and all of the outstanding shares of SLI’s common stock, par value $0.20 per share (the “Shares”), at a purchase price of $40 per Share in cash, and (b) as soon as practicable following acceptance for payment of the Shares pursuant to the Offer, Merger Sub will be merged with and into SLI (the “Merger”).  H&H is an affiliate of Steel Partners Holdings, L.P., which owns approximately 25.1% of the outstanding Shares.

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

1.  Joint Press Release issued by SL Industries, Inc. and Handy & Harman Ltd. dated April 7, 2016 (Exhibit 99.1); and

2.  Email sent to SL Industries, Inc. employees (including employee Q&A, first used on April 7, 2016) (Exhibit 99.2).

Important Information

The Offer has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell Shares. At the time the Offer is commenced, H&H will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and SLI will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement relating to the Offer with the SEC.  SLI’s stockholders are strongly advised to read these materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the Offer that SLI’s stockholders should consider prior to making any decisions with respect to the Offer. Once filed, SLI’s stockholders will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Statements in this communication (and the attached exhibits) regarding the proposed transaction between H&H and SLI, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for H&H’s and SLI’s businesses and any other statements by management of H&H and SLI concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.   Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of H&H to successfully integrate SLI’s business; and the risk that the expected benefits of the transaction may not be realized or maintained.

No assurances can be given that any of the transactions contemplated by the Merger Agreement will be completed or that the conditions to the Offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in H&H’s Annual Report on Form 10-K for the fiscal year

1

ended December 31, 2015, SLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as well as other filings by H&H and SLI with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond H&H’s or SLI’s ability to control or predict.  As a result of these and other risks, the transaction may not be completed on the timeframe expected or at all. Neither H&H nor SLI undertakes to update any forward-looking statements as a result of new information or future events or developments.

Exhibit Index

Exhibit Number	Description

99.1	Joint Press Release issued by SL Industries, Inc. and Handy & Harman Ltd, dated April 7, 2016

99.2	Email sent to SL Industries, Inc. employees (including employee Q&A, first used on April 7, 2016)

2